Exhibit 99.9

KPMG LLP	Telephone (403) 691-8000
205-5th Avenue SW Suite 3100, Bow Valley Square 2 Calgary AB T2P 4B9	Fax (403) 691-8008 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Bellatrix Exploration Ltd.

We consent to the use of our reports, each dated March 11, 2015,with respect to the consolidated financial statements and effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-195668) on Form F-10 of Bellatrix Exploration Ltd.

Signed KPMG LLP

Chartered Accountants

March 19, 2015

Calgary, Canada

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